Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Signs MOU to Improve Cigar Lake Project Economics
Saskatoon, Saskatchewan, Canada, October 5, 2011 . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) announced today it has signed a non-binding memorandum of understanding (MOU) with its joint venture partners to mill all Cigar Lake ore at the McClean Lake mill.
The new milling arrangement is expected to result in a significant reduction in the operating cost of the Cigar Lake project, which is 50% owned and operated by Cameco. The other Cigar Lake joint venture partners are AREVA Resources Canada Inc. (37%), Idemitsu Resources Canada Inc. (8%) and Tepco Resources Inc (5%).
Binding agreements with the owners of the Cigar Lake project and McClean Lake mill are required to proceed with the new milling arrangements. Cameco expects these agreements to be concluded before November 30, 2011.
In anticipation of these agreements, Cameco and AREVA are commencing work to implement the new arrangement. The McClean Lake mill is owned by the McClean Lake joint venture (70% AREVA, 22.5% Denison Mines Corp., and 7.5% OURD (Canada) Co., Ltd.) and operated by AREVA.
Under the current toll-milling agreements, both the McClean Lake mill and Cameco’s Rabbit Lake mill would process uranium from Cigar Lake. Under the new arrangement, the McClean Lake mill would process and package 100% of Cigar Lake uranium. Cameco’s Rabbit Lake mill will continue to process ore mined on the site and has the flexibility to process ore from other sources.
Cameco expects the new milling arrangement will have a positive impact on the economics of the Cigar Lake project. To reflect the impact of this new milling arrangement and other developments since the March 2010 Cigar Lake technical report, we are planning to file an updated Cigar Lake technical report with, or prior to, our February 2012 annual information form.
The most significant project developments since the March 2010 technical report are:
•	A decrease in the estimated average cash operating cost to about $18.60 per pound from $23.14 per pound. The reduction in the operating cost estimate is primarily due to the new milling arrangement.

•
A $189 million increase in our share of the total capital cost at completion to $1.1 billion. The capital cost estimate has increased primarily as a result of the implementation of the surface freeze strategy, general cost escalation, costs to upgrade and expand the McClean Lake mill and improvements to the mine plan.

•	The projected production startup date remains mid-2013.
“Cameco’s Saskatchewan operations are the foundation of our plan to double annual uranium production to 40 million pounds by 2018,” said president and CEO Tim Gitzel. “This new milling arrangement strengthens that foundation by optimizing milling capacity and lowering the expected Cigar Lake operating cost.”
Caution Regarding Forward-Looking Information and Statements
Certain information contained in this news release constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. These include the intention to mill all Cigar Lake ore at the McClean Lake mill and the expected impact of that arrangement, the estimated average cash operating cost and our expected share of total capital cost at completion for Cigar Lake, and our projected production startup date of mid-2013. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These include the assumptions: that we will reach binding agreements to implement the MOU; that the arrangement will result in the expected reduction in operating costs; that our Cigar Lake remediation, development and production plans succeed; that we reach our production targets; and that there is no material delay or disruption in our plans as a result of additional water inflows, natural phenomena, equipment failure or other causes. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. Those risks and uncertainties include: the risk that we are unable to reach binding agreements to implement the new milling arrangements on the expected terms; the risk that the new milling arrangement does not result in the expected cost savings and other benefits; and the risk that our remediation, development or production plans for Cigar Lake are delayed or do not succeed for any reason. Certain of these assumptions, risks and uncertainties, and others, are discussed in greater detail in Cameco’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.
Qualified Person
The scientific and technical information pertaining to the Cigar Lake project was prepared under the supervision of Grant Goddard and Scott Bishop, professional engineers employed by Cameco as vice-president, Saskatchewan mining north, and principal mine engineer respectively, and qualified persons for the purpose of National Instrument 43-101.

Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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